UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                   March 17,
2021
Miro Zecevic
Mina Mar Corporation
224 Datura Street #1015
West Palm Beach, Florida 33401

        Re:     Venture Vanadium Inc.
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on March 16, 2021 by Mina Mar Corporation
                File No. 333-215459

Dear Mr. Zecevic,

       We have reviewed the above-captioned filing and have the following comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in a written response. After reviewing any response to these comments, we may have further comments.

1. The cover page of the above-captioned submission as well as the corresponding EDGAR header tag indicate that Mina Mar believed it was filing definitive additional materials in connection with a proxy solicitation. Such a filing, however, would only need to have been made in order to comply with Rules 14a-6(b) or (c), both of which regulatory provisions are only operative after a definitive proxy statement has been filed. Mina Mar not only has not filed a definitive proxy statement, but also has not indicated any matter for which its communication was reasonably calculated to result in the procurement, withholding or revocation of a proxy. The communication therefore appears to have been filed under cover of an incorrect form. Consequently, the EDGAR header tag designation of
DFAN14A    has
   been selected in error and in contravention of 17 CFR   232.301 of
Regulation S-T. Please
   advise us what, if any, steps Mina Mar may make to address this apparent oversight.

2. To the extent that Mina Mar intended to solicit security holders of Venture Vanadium Inc.
   in advance of filing a proxy statement, the solicitation should have been made in reliance upon Rule 14a-12. Given that the cover page of the Schedule 14A submission designated the
   communication as    Definitive Additional Material   , however, the public
communication
   would have been made in contravention of Rule 14a-3(a) if it constituted a solicitation.
   Please advise us of the purpose of the communication and the rationale for this public filing.

3. The disclosure content appearing under cover of the above-captioned Schedule 14A indicates that the purported Chief Executive Officer of Venture Vanadium executed a binding
   agreement for a    control block    of stock with Mina Mar Group for
$210,000 in exchange for
      36,100,00 shares of Common Stock of VENV.    To the extent that this
agreement resulted
   in a beneficial ownership reporting obligation under Section 13(d)(1) of the Securities
   Exchange Act of 1934, please advise us when the Schedule 13D will be filed. Miro Zecevic
March 17, 2021
Page | 2

4. The communication filed under cover of Schedule 14A refers to you, Miro Zecevic, as the
      Buyer    in the purported agreement. To the extent that the agreement republished in this
   filing resulted in the right to receive common stock registered under
Section 12 of the
   Securities Exchange Act of 1934, Mina Mar would be viewed as a beneficial owner of such shares under Section 13(d)(1) pursuant to Rule 13d-3(d)(1) regardless of when Mina Mar took or takes possession of such shares. In addition, if execution of this agreement also entitled Mina Mar to elect or designate any persons as directors of the
Seller    as named in
   the agreement otherwise than at a meeting of security holders, and such persons will or do constitute a majority of the directors of Venture Vanadium such that Venture Vanadium was under its control, Mina Mar also would bear an obligation to ensure Venture Vanadium complied with Section 14(f) and Rule 14f-1. Please advise us whether or not we should expect a Schedule 14F-1 to be filed by or on behalf of Venture Vanadium Inc.

5. The filing represents the following:    EnvyZen Files Definitive Proxy
Statement and Sends
   Open Letter to VENV Stockholders.    Please be advised that the disclosure
provided under
   cover of Schedule 14A does not constitute a    definitive proxy statement.
 Refer to Rule 14a-
   1(g) of Regulation 14A which defines the term    Proxy statement.
Consequently, the cited
   representation is both factually and legally inaccurate, and made in contravention of Rule
   14a-9 to the extent that this filing under cover of Schedule 14A constitutes a solicitation.
   Please refrain from publicly filing any more such communications on the EDGAR system with respect to the above-captioned issuer until these comments have been resolved.

         We remind you that Mina Mar Corporation is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or inaction by the staff. Please direct any questions to me at (202) 551-3266.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions